U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada  V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__          No __ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

1

MD&A 3rd Quarter 2004, dated November 12, 2004

2

 3rd Quarter 2004 Audited Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date: November 15, 2004	By:	“Christopher J. Bradbrook”
Christopher J. Bradbrook, President and Chief Executive Officer

DRC RESOURCES CORPORATION

2004

THIRD QUARTER REPORT

Content

  Letter  to Shareholders

  Management Discussion and Analysis

  Financial Statements (Unaudited) September 30, 2004

#601 - 595 Howe Street, Vancouver, B. C.  V6C 2T5

Telephone: (604) 687-1629 ~ Fax: (604) 687-2845

E-mail address: drcresources@uniserve.com

Website: drcresources.com

TSX Symbol – DRC

To Our Shareholders:

It is a pleasure to be able to write my very first message to DRC Resources’ shareholders as President and CEO.  During the 3rd quarter ended September 30, 2004 the Company made significant progress in several key areas.

Work continued towards finalizing all requirements to initiate the 2000 metre exploration decline at the Company’s Afton copper-gold Project near Kamloops, British Columbia.  Subsequent to the end of the period we were pleased to be able to announce (on October 26, 2004) that mobilization of equipment and contractors had begun.  The final contract for the exploration decline and ancillary underground development was awarded to Procon Mining and Tunnelling Ltd. (Procon).  Procon is a British Columbia-based mining contractor with extensive experience in underground mine development.

This is an important step in the advancement of the project, as it will support the work required to complete a bankable feasibility study and conduct additional exploration work.  Total costs for this work are expected to be approximately US$14.5 million.  Definition diamond drilling, bulk sampling and technical studies will be carried out concurrently with development of the decline, and are designed to provide the information necessary to better define mineralization and to upgrade resources to the reserve category.  The feasibility study will include commissioning an independent mine engineering consulting group to finalize a plan for placing the Afton Copper-Gold Project into production.

In July we were pleased to announce the results of 6 diamond drill holes on the Company’s 100% owned Ajax Property, located 10 km east of the Afton Property.  This drilling indicated the presence of a large copper-gold system which was intersected over a strike length of approximately 400 meters and to a vertical depth of 300 meters below surface.  The results of this work are particularly encouraging as they indicate mineralization continues much deeper than the base of the shallow pits where copper-gold ore was mined in the early 1990’s.

In August the Company’s Form 20F Registration Statement filing was accepted by the United States Securities and Exchange Commission.  This now allows the Company’s shares to trade in the United States.  The 20F Registration is an extremely important step in the evolution of DRC Resources, and an important tool to enable us to achieve our goal of realizing shareholder value and gives us access to the world’s largest pool of investors.  We continue to be excited about the prospects for the Company and look forward to articulating our enthusiasm to investors throughout North America.

For the immediate future, DRC’s main focus will continue to be the exploration and development of the Afton Copper-Gold Project.  Specifically we look forward to making meaningful progress on the exploration decline and to begin delineation and exploration drilling in and near the mineralized zone.  We will also be accelerating our investor relations effort throughout, Canada, the United States and Europe to introduce the Company and its investment potential to new investors.

To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of US$120 million and (at conservative metal prices of US$0.85 per pound copper, and US$375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of US$0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.  The Company is also exploring its nearby, 100%-owned, Ajax and Pothook properties.

DRC is in excellent financial condition with cash of US$21 million and no debt.  The company has only 13.7 million shares outstanding and 15.2 million shares fully diluted.

On behalf of the Board of Directors, I would like to welcome our new shareholders and thank our long-term investors for their continued interest and support.  Management will continue its best efforts to ensure that investor confidence in the Afton Project is rewarded.

Chris Bradbrook

President & CEO

November 12, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT SEPTEMBER 30, 2004

 DATED NOVEMBER 12, 2004

Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operation of DRC Resources Corporation (“the Company” or “DRC”) for the third quarter ended September 30, 2004 should be read in conjunction with the Company’s consolidated financial statements and corresponding notes for the period ending September 30, 2004.  The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous period’s discussion.

DRC prepares and files its consolidated financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).

Overview

DRC Resources Corporation with head office located in Vancouver, British Columbia, was incorporated in 1980.  The Company is a development stage resource company engaged in the acquisition, evaluation, exploration and development of mineral interests.  The Company’s presently issued 13,691,766 million issued shares are listed on the Toronto Stock Exchange (TSX symbol DRC).  The Company’s main project, the Afton Copper-Gold Project, and also the Ajax Project are located 10 kilometres west of Kamloops, British Columbia. The Company also owns a mineral interest in Ontario which is being maintained with no further work program presently planned.

The Company’s business is managed by directors and executives with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining professionals (qualified persons) retained to advise the Company on its main project.

In evaluating the Company’s financial condition and performance, management looks at DRC’s relative position in the context of reporting mineral exploration companies in Canada.  In that context, management sees the Company as emerging from junior to advanced exploration stage, in which its decision making capabilities will undergo more rigorous testing as DRC moves toward the development and production stages on its advanced Afton Copper-Gold Project.  How effectively the Company meets the new issues and challenges will depend upon the management of priorities for the development of the Afton Copper-Gold Project.  Management perceives the advancement of DRC’s status as due to selection of highly qualified technical advisors, on-site attention of management to conduct exploration work, understanding of what constitutes a successful exploration attempt and careful cash management.  All of those qualities must continue and be improved to meet the challenges of higher cost activities (underground vs. surface exploration).  While a generally improved economic climate in the mining industry has greatly assisted in the money raising area, the main risks to achievement of objectives will be increased competition for both expert personnel and contract labour which is expected to result in a general increase in costs and, possibly, delay in getting jobs done.  Hence, staffing and cost management are expected to be the main challenges to company stewardship in the near term.

Progress and Outlook

On August 23, 2004, the Company announced that its Form 20F Registration Statement filing was accepted by the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934.  The Registration Statement (CIK #0000800166, File No. 1-31722), which allows the Company’s shares to trade in the United States, can be viewed at www.sec.gov.

The 12(g) Registration and the Standard & Poor’s Investor Relations Program (www.advisorinsight.com) permits the introduction of DRC Resources Corporation and its Afton Copper-Gold Project to a large investor base, and raises the Company’s profile within the North American investment community.

DRC Resources has changed the Auditors for the Company to comply with the financial filing requirements for United States registered companies.  DeVisser Gray, a Vancouver-based Chartered Accounting firm registered under the Canadian Public Accountability Board (CPAB) and the United States Public Company Accounting Oversite Board (PCAOB) has been appointed as the Company’s Auditors.

During the third quarter 2004 the Company focused on the design, budget requirements and personnel to implement a plan to excavate an underground exploration decline for the Afton Copper-Gold Project (“Afton Project”), located near Kamloops, British Columbia.  As a mineral exploration company, the future liquidity of DRC will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.  Completion of a $24.15 million financing at the beginning of November, 2003 put the Company in a cash position more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

The Company is moving forward with its plan to advance the Afton Project through the feasibility stage by carrying out an underground exploration and development program as recommended in the February 2004 update of Behre Dolbear & Company’s advanced Scoping Study that included an economic evaluation of the Afton Project, Kamloops, B.C in compliance with National Policy 43-101 (filed on SEDAR).

The Advanced Scoping Study confirmed that one of several possible mining methods had the potential for development of an underground bulk tonnage mining operation at Afton.  The relevant project statistics are outlined below:

Afton Project Statistics
Mineral Resource	Measured and Indicated[1]	68,700,000 tonnes	1.68% Cu Eq
Inferred Resource	7,450,000 tonnes	1.61% Cu Eq
Mineral Resource Within the	Measured and Indicated	46,983,000 tonnes	1.72% Cu Eq
Proposed Mine Plan	Inferred Resource	4,543,000 tonnes	1.72% Cu Eq
Total Resource Material to be Recovered by the Mine Plan	All Categories[2]	51,526,000 tonnes	1.72% Cu Eq
Metallurgical Recovery	Copper	90%
Gold	90%
Silver	75%
Palladium	74%
Mining Method	Underground Panel (Block) Caving
Production Rate (Mine & Mill)	9,000 tonnes per day
Mine Life	17.8 years
Average Annual Production	Copper	29,350 tonnes
Gold	71,000 ounces
Silver	178,100 ounces
Palladium	7,700 ounces
Initial Capital Cost[3]	$140,034,000
Working Capital and Initial Inventory	$9,700,000
On-going Capital	$191,351,000
Unit Operating Cost	(at full production)	$9.77/tonne milled
Net Present Value	0%	$418,206,437
5%	$203,578,770
7.5%	$140,373,936
10%	$94,306,153
Internal Rate of Return	(pre-tax)	26.68%
(after tax)	19.94%
Payback Period	3.7 years
Notes:	1	Afton Main Zone Only (@ 0.7% Cu Eq cut-off grade)
2	See Note on Page 17, Section 3.0
3	Currency used throughout is $Canadian
Metal	Price Used US$)	Recovery
Copper	$0.85/lb.	90%
Gold	$375/oz.	90%
Silver	$5.25/oz.	75%
Palladium	$200/oz.	74%

Significant additional expenditure will be required to establish that development of the Afton Project is feasible as a large high-grade copper-gold mine.  Rising copper demand and prices have increased interest in advanced projects such as the Afton and are expected to make production financing obtainable.

DRC employs a comprehensive QA/QC program including the use of standards and internal and external check samples.  Behre Dolbear has reviewed the QA/QC program and is of the opinion that it meets or exceeds industry standards.  Industry-accepted methods were used for grade estimation using ordinary kriging (a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized).  The assays were composited into 10 metre down-hole composites.  Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill-hole composites and geology with good agreement being observed.  In accordance with National Instrument 43-101, both the updated Mineral Resource Study and the updated advanced Scoping Study were filed on SEDAR.

The resources developed by DRC Resources are not reserves and, until such time as resources are proven to be reserves, there is a risk that the Company may not achieve ongoing operations from which it may derive significant income.

The Company has held and is continuing discussions with senior members of the mining and minerals processing industries with the objective of moving the Afton Project through the feasibility stage to production.  The Company is in process of confidential discussions concerning production financing with a number of mining companies, smelters and financial institutions.

Michael W.P. Hibbitts, Vice President of Exploration & Development, a qualified person, has been charged with responsibility for managing the design, implementation and supervision of the underground exploration program to advance the Afton Project through the feasibility stage.  In June, 2004 the Company invited 5 major Canadian mining contract companies to tender for excavation of a 2000 metre decline (tunnel) and Ancillary Underground Development for the Afton Copper-Gold Project.  The main purpose of the decline is to provide underground access for the definition diamond drill program, bulk sampling and technical studies, which will be carried on concurrently with development of the decline, in order to complete the Afton Feasibility Study.

Subsequent to the end of the third quarter the Company awarded the contract for the Exploration Decline and Ancillary Underground Development for the Afton Copper-Gold Project to Procon Mining & Tunnelling Ltd., a Canadian mining contractor with its head office in British Columbia, with over 10 years of experience in underground mine development.  Its corporate clients include major Canadian and international mining companies.

Mobilization for the excavation of the Afton Exploration Decline is scheduled to begin in early November, 2004.  All development work is scheduled to be completed by November 15, 2005.

Selected Quarterly Information

The selected financial data appearing below for the third quarter ending September 30, 2004, 2003, and 2002 are set forth in Canadian dollars and extracted from the Consolidated Financial Statements (filed on SEDAR).

DRC’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada.  The selected financial data appearing in the first table below is presented in accordance with Canadian  GAAP and should be read in conjunction with, and is qualified in its entirety by reference to DRC Resources’ audited Consolidated Financial Statements.

	Quarter Ended September 30, 2004	Quarter Ended September 30, 2003	Quarter Ended September 30, 2002
Operating Revenue	85,525	21,496	30,085
Net Income (Loss)	(146,626)	(105,943)	(62,734)
Income (Loss) per Share	(0.01)	(0.01)	(0.01)
Total Assets	30,729,760	6,098,807	6,773,988
Net Assets	29,697,423	5,876,397	6,507,589
Deferred Income Taxes	892,880	206,266	183,537
Cash Dividends per share	Nil	Nil	Nil
Deficit	(3,075,938)	(2,161,588)	(1,652,298)
Capital Stock	32,773,361	8,037,985	8,159,887
Weighted Average Number of Shares	13,356,110	9,197,028	8,771,266

During the third quarter of 2004, $1,368,000 was received by the Company for the exercise of 455,000 stock options.  With approximately $26 million in cash assets, DRC currently has sufficient funds to meet its obligations and to carry out its exploration plans for at least the next 24 months.  There is no assurance that DRC will in the future be able to obtain all the financing it requires on acceptable terms and conditions, or at all.  The only sources of future funds presently available to DRC are the sale of equity capital or the offering of an interest in its properties to be earned by another person or firm carrying out further exploration or development of the properties.

Operating Results

During the third quarter 2004 the main focus of the Company has been the final engineering design for the underground workings and tendering the underground exploration decline for the Afton Project in Kamloops, B.C. as described in the Progress and Outlook section above.

The Company has expended over $5.5 million on the Afton Project exploration program to date which includes, but is not limited to, the cost of an economic evaluation by the Company’s mine engineering consultants, Behre Dolbear & Company Ltd., metallurgical test work, geophysical surveys, upgrading access roads, and the surface diamond drill exploration program consisting of 109 diamond drill holes for a total of 53,000 metres (175,000 ft).

The advanced Scoping Study on the Afton Main Mineral Zone prepared by Behre Dolbear and Company Ltd., is based on a Mineral Resource (all categories) of 76 million tonnes and indicates that panel cave mining and conventional flotation technology are viable methods of application for mining and processing of 51.5 Million Tonnes of the Mineral Resource.  The Study indicates an estimated life of mine cash operating cost of US$0.15 per pound of copper and a total operating cost of less than US$0.40 per pound of copper, both costs being net of precious metal credits.  A copper price of US$0.85 per pound was used in the economic calculation for this study.  Persistence of the current robust metals market, in which copper prices have exceeded US$1.20 per pound, would enhance the economic potential of the Afton Project.   The Company is proceeding directly to the feasibility stage and implementing the final design of the underground workings.

The present estimate of $17,952,000 (including a 30% contingency) for exploration and development costs over the next 18 months through feasibility compares closely with the scoping study by the Company’s principal project consultant, Behre Dolbear & Company Ltd. ($17,748,000 without contingencies), to cover all required underground development, diamond drilling, standby consulting professionals and the internal administrative, planning and supervisory group costs.  Recent reviews and engineering recommendations for changes to the underground exploration program indicate a potential for reducing overall costs by some 20%.  The change involves reducing the length of the decline and placement in a more advantageous location for the underground exploration program.  A $12 million exploration expenditures program is budgeted for the next 12 months.

The Company invited tenders for the decline construction contract in late second quarter and, subsequent to the end of the third quarter, awarded the contract to Procon Mining & Tunnelling Ltd. (as described in the Progress and Outlook section above).

This program will be funded out of available working capital.  It is expected that budgeted costs may be modified and adjusted downward to reflect the exact method of underground development implemented.

DRC’s exploration program in 2004 is also designed to test several other areas of the Afton Project property, the Pothook and Ajax mineral zones by surface diamond drilling where indicated.  The exploration programs will be paid for out of working capital.

DRC Resources completed 6 diamond drill holes on the Company’s 100% owned Ajax Property, located 10 km east of the Afton Property, Kamloops, B.C.  The purpose of the diamond drill program was to test for sulphide mineralization between the two Ajax open pits and below the previously mined depths.  Drilling intersected a large near surface copper sulphide system with an associated gold credit between and deeper than the previously mined Ajax East and Ajax West pits.  The Ajax Property, consisting of 77 mineral claims, covering 4500 acres, is connected by an existing 10 km mine haulage road to the Afton Copper-Gold Property to the west.  (For drill holes location, refer to maps on Company’s website:  www.drcresources.com)

The results of the exploration program represent a significant departure from the shallow surface pits where the copper-gold ore was mined by the previous operator in the early nineteen nineties. The exploration drill program has outlined copper-gold mineralization with an interpreted vertical depth of 300 metres below surface and with an apparent thickness of 400 metres, which is consistent with the zone mined in the two open pits.  Three of the six drill holes were drilled over a strike length of approximately 400 metres.  Three drill holes completed to the northwest of the Ajax East and West pits did not intersect the mineralized zone as the holes were collared too far in the foot wall of the zone.

The Ajax East and West pits have been described as porphyry deposits in geological publications.  The Company is encouraged by the size and depth of the system and intends to continue to explore for a higher grade core.

Significant assay results for three drill holes intersecting the mineral zone over a length of 400 metres and to a depth of 300 metres below surface are as follows:

ASSAY INTERSECTIONS FOR AX-01 @ -55°/121°

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
51	75-126	0.232	0.145

121	156-277	0.240	0.169

63	307-370	0.362	0.165

31.2	421-452.2	0.249	0.126

ASSAY INTERSECTIONS FOR AX-02 @ -52°/120°

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
194	26-220	0.223	0.141

123	277-400	0.221	0.082

ASSAY INTERSECTION FOR AX-04 @ -55°/120°

Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
278	27-305	0.233	0.159

Note:  Certain technical reports outlining the above have been filed on SEDAR.  A direct link to SEDAR may be found on the Company’s website: www.drcresources.com.

Summary of Quarterly Information

The selected financial data appearing below for the last completed 8 quarterly periods beginning December 31, 2002 and ending September 30, 2004 are set forth in Canadian dollars and extracted from the audited and interim Consolidated Financial Statements (filed on SEDAR).

DRC’s financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada.  The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC’s audited and interim Consolidated Financial Statements.

The Afton and Ajax exploration programs are the only significant expenditures in progress.  All exploration has been funded by external financing through issue of securities of DRC.  The Company has no current ongoing mining operations.  Income is derived solely from interest on available working capital that is earmarked for expenditure in exploration and development.

Foreign currency fluctuations had a very limited negative effect on DRC other income and expenses.  It should be noted that forecasts of revenues described in the Scoping Study on the Afton project could be negatively impacted by a rising Canadian dollar (or devaluing US dollar), since all such future concentrate product sales would be conducted in US currency, while production costs would be incurred in Canadian dollars.

For purposes of illustrating management explanation and discussion of the Company’s financial condition and results of operations, please refer to the following table of comparative selected quarterly financial information.

Quarter Ending	Sep 30 2004	June 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	June 30 2003	Mar 31 2003	Dec 31 2002
Net Operating Revenue (Loss)	85,525	199,034	171,306	108,482	21,613	(8,747)	(4,615)	114,260
(Loss) Before Taxes	(140,903)	(18,310)	71,505	(415,702)	(70,410)	(141,907)	(103,856)	(368,551)
(Loss) per Share	(0.01)	(0.01)	(0.01)	(0.04)	(0.01)	(0.02)	(0.01)	(0.04)
Net Income(Loss)	(146,126)	(20,442)	62,395	(1,218,371)	(105,943)	(182,930)	(119,800)	(185,907)
(Loss) per Share	(0.01)	(0.01)	(0.01)	(0.13)	(0.01)	(0.02)	(0.01)	(0.02)

Liquidity & Capital Resources

Working Capital at Quarter-end

DRC Resources had working capital of $26,186,696, $3,480,065 and $3,467,864 and no debt at September 30th in, respectively, the years 2004, 2003 and 2002.  Net equity financings of $4,904,120 in 2000, $1,935,515 in 2002 and $22,500,250 in 2003 were the principal sources of working capital.

During the third quarter 2004 interest income, a small oil and gas royalty and foreign exchange gains (loss) provided for approximately 37.71% of the Company’s administrative costs.  In the same period in 2003 and 2002 interest and royalty income provided for, respectively, approximately 14.09% and 22.54% of the Company’s administrative costs.

In 2000 DRC Resources’ working capital increased significantly due to funding provided by a $5 million Special Warrants Private Placement Offering, which put the Company in a position to make a commitment to a large exploration program on its Afton Copper-Gold Project.  In 2002 a $2.1 million private placement of flow-through shares was added to exploration funding and in 2003 a $24.15 million private place of common shares significantly increased the working capital.

Interest income on its working capital combined with a favourable exploration cost experience on the Afton Copper-Gold Project leave DRC with working capital adequate to meet its administrative costs and property maintenance programs through the year 2005.  DRC’s working capital is sufficient to meet all its present requirements as an exploration company.  In order to be in a position to move to the development stage of its Afton Copper-Gold Project, DRC realized that it would be expected to raise as much as 10% of the expected capital requirement of about $140 million, in order to attract an institutional lender or mine financing partner, such as a smelter, to the project.  The $24.15 million financing in November 2003 achieved this objective, with the result that the Company is now engaged in discussions concerning project financing, project participation and concentrate sales arrangements with a number of mining companies, international smelters and financial institutions that have expressed an interest in the Afton Copper-Gold Project.

Contractual Obligation for Acquisition of the Afton Copper-Gold Property

By Option to Purchase Agreement (“the Option”) dated September 22, 1999, DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 – 11, incl. mineral claims, Record Nos. 372023 – 372026 incl. and 372641 – 372647 incl. (the “Original Claims”) as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the President and CEO of the Company at that time, and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist.  The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:

Due Date(1)	Option Payment	Status	Exploration ($)	Status
On regulatory approval	1,000,000 Shares	Paid
Year 1 (2000)	-		400,000	Performed
Year 2 (2001)	200,000 Shares	Paid	600,000	Performed

Year 3 (2002)	200,000 Shares	Paid	1,000,000	Performed
Year 4 (2003)	200,000 Shares	Paid	1,000,000	Performed
Year 5 (2004)	200,000 Shares		1,000,000	Performed
Year 6 (2005)	200,000 Shares		1,000,000	Performed
Year 7 (2006)			500,000
Year 8 (2007)			500,000
Year 9 (2008)			500,000
TOTALS	2,000,000 Shares		6,500,000

Note: (1)

The initial option payment was due and paid following acceptance of the filing of the Formal Option by the then governing regulatory body, the Canadian Venture Exchange.  Subsequent option payments are due to be paid in full on or before the anniversary of the Due Date on November 10th in all future years unless otherwise agreed upon by both parties.

Contractual Obligation for the Development of the Afton Copper-Gold Project

The Company entered into a consulting services agreement with Mr. Michael W.P. Hibbitts, Vice President of Exploration and Development on March 22, 2004.  The terms of the contract are as follows:

  Term:  Month to Month.

  Cash compensation: a base retainer fee $11,000 per month served.

  Stock Options:  He was granted options to purchase 100,000 common share at an exercise price of $6.50 in accordance with DRC Resources’ Stock Option Plan.

  Expenses:  He will be reimbursed all reasonable out-of-pocket expenses incurred by him in carrying out his duties

  Bonus:  He will be paid a cash payment of $18,000 upon performing the services and completing the feasibility study on the Afton Project according to the agreed timeline.

  Transportation:  He will be provided with a truck for use on and in connection with the Afton Project

Other than relatively nominal property maintenance costs on projects does not have any other commitments for material expenditures in either the near or long term.

The Company’s source of liquidity is its cash and cash equivalents.  However, this is supplemented by interest earned and these sources of cash are considered sufficient to meet near-term financial requirements.

Off-Balance Sheet Arrangements

The Company has service contracts with two persons who are directors and/or members of administrative, supervisory or management bodies.

Since founding DRC Resources, John H. Kruzick has provided the Company’s direction and management as a consultant through a private company, Westridge Enterprises Ltd., controlled by him and paid on a per diem services basis with reimbursed for out-of-pocket expenses.  By Services Agreement made and approved April 23, 2003 and amended October 13, 2004 by the Board of Directors, John H. Kruzick’s engagement as

Chairman of the Board was formalized on a retainer basis on the following terms and conditions:

  Term:  Five years commencing April 2003 through March 2007.

  Cash compensation: He was paid a base retainer fee $500 per day served during year 2003 (beginning in April, 2003). The base retainer fee is to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.

  Director’s Fees:  As member of the Board of Directors he is to be entitled to any approved directors’ fees.

  Retainer during Illness:  He will be paid the per diem fee on the basis of 20 days per month for up to six months from the date when any illness renders him unable to fulfill his duties.

  Benefits During Illness:  he will receive benefits other than contract fees for up to 2 years after any illness renders him unable to fulfill his duties.

  Stock Options:  He may be granted options to purchase its stock in accordance with DRC Resources’ Stock Option Plan.

  Expenses:  He will be reimbursed all reasonable out-of-pocket expenses incurred by him in carrying out his duties.

  Termination:  The Board of Directors may terminate Kruzick’s employment at any time, with or without cause.

  Termination by Company Without Cause:  If his services are terminated without cause, Mr. Kruzick will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years he has been with the Company.

  Termination Without Cause by Kruzick:  If Mr. Kruzick terminates his employment without cause prior to the expiration of the Agreement, he will be paid all accrued, but unpaid fees and expenses.

  Termination With Cause by DRC Resources:  If Mr. Kruzick’s employment is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on Kruzick’s part, prior to the expiration of this Agreement, he will be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

  Reporting:  Mr. Kruzick is to be a permanent member and chairman of the Executive Committee, report to the Board of Directors at regular quarterly Board meetings and at the annual general meeting of DRC Resources and otherwise be accountable to the Board of Directors.

Since May 12, 1981, Sharon L. Ross has provided the Company with secretarial and office administrative services as a consultant through a private company, Allshare Holdings Ltd., controlled by her and paid on a per diem services basis with reimbursed for out-of-pocket expenses.  By Services Agreement made and approved April 23, 2003 by the Board of Directors, Sharon L. Ross’ engagement as Corporate Secretary to perform the duties customary to that position was formalized on the following terms and conditions:

  Term:  Five years commencing April 2003 through March 2007.

  Cash compensation: She was paid a base fee of $35 per hour served during year 2003 (beginning in April, 2003), The base fee is to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.

  Director’s Fees: As member of the Board of Directors she is to be entitled to any approved directors’ fees.

  Retainer during Illness:  Mrs. Ross will be paid the per diem fee on the basis of 128 hours per month for up to six months from the date when any illness renders her unable to fulfill her duties.

  Benefits During Illness:  She will receive benefits other than contract fees for up to 2 years after any illness renders her unable to fulfill her duties.

  Stock Options:  She may be granted options to purchase its stock in accordance with DRC’s Stock Option Plan.

  Expenses:  She will be reimbursed all reasonable out-of-pocket expenses incurred by her in carrying out her duties.

  Termination:  the Board of Directors may terminate Mrs. Ross’ engagement at any time, with or without cause.

  Termination by Company Without Cause:  If her services are terminated without cause, Mrs. Ross will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years she has been with the Company.

  Termination Without Cause by Ross:  If Mrs. Ross terminates her engagement without cause prior to the expiration of the Agreement, she will be paid all accrued, but unpaid fees and expenses.

  Termination With Cause by DRC Resources:  If Mrs. Ross’ engagement is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on her part, prior to the expiration of the Agreement, she will be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

  Function and Reporting:  Mrs. Ross reports to the President, is to be a member and act as secretary of the Executive Committee of the Board of Directors, is to consult with the Executive Committee, as required, in respect of extraordinary matters arising in the course of day-to-day business and be accountable to the Board of Directors.

Related Party Transactions

During the quarter ending September 30, 2004, the Company paid $17,731 compared to $15,886 in the same period of 2003, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest.  During the quarter ending September 30, 2004 the Company paid $39,750 compared to $36,000 in the same period of 2003 for consulting and deferred exploration costs invoiced by Westridge Enterprises Ltd., a private company owned by a director of the Company.  A related person of the President was paid $21,600 for consulting services during the quarter ending September 30, 2004 compared to $15,875 for the same period in 2003.  An officer of the Company was paid $ 35,060 for the quarter ended September 30, 2004 for consulting services for exploration and development of the Company’s mineral projects.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC’s mineral interests.  Positive surface indications and drill results are no guarantee that an economic mineral deposit exists at depth.  Fluctuating mineral commodity prices and exchange rates may adversely affect the economics of a mineral deposit.  Financial markets can sometimes be negative toward junior exploration companies.

Capital

The information below relating to the capital structure of the Company is at October 26, 2004.

Authorized share capital:   40,000,000 common shares without par value

Issued and outstanding:      13,691,766 common shares without par value

Incentive Stock Options Outstanding:

Number of Options	Exercise Price	Expiry Date
50,000	$3.50	December 5, 2004
100,000	$6.50	April 13, 2006
345,000 (Broker’s Compensation Options)	$7.50	November 6, 2005
600,000	$4.60	October 12, 2009
50,000 (Service Compensation Options)	$4.60	October 13, 2006

Subsequent Events

On October 18, 2004, Mr. Christopher J. Bradbrook was appointed President and Chief Executive Officer of the Company to replace Mr. John H. Kruzick who was appointed Chairman of the Board and will remain an integral part of the Company’s management team.  Mr. Bradbrook brings a wealth of expertise and experience to DRC Resources, as a result of his more than 25-year career in the mining industry, in which his principal roles have encompassed many aspects of the industry, including: exploration, mine development, corporate development work, financial analysis, investor relations, and marketing.

Additional Information

Additional information on the Company may be found on SEDAR at www.sedar.com or the Company’s website at www.drcresources.com .

 Disclaimer

The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified and is provided for informational purposes.  This information is not to be construed as an offer nor as a recommendation to buy or sell securities.  DRC Resources Corporation, its officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note

It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements.  Estimates and statements that describe the Company’s future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statement address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company’s mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note:  The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce.  We may use certain terms in our publications such as “resources”, that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.